

May 31, 2012

Via E-mail
Jeffrey H. Smulyan
Chairman of the Board, President and
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza, 40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **Re:** **Emmis Communications Corporation**
> **Revised Preliminary Proxy Statement**
> **Filed May 21, 2012**
> **File No. 000-23264**

Dear Mr. Smulyan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated April 26, 2012 and are unable to agree. In our view, the changes that are being proposed would fundamentally change the Preferred Stock to the detriment of the existing Preferred Stockholders. We especially note that if the amendments are adopted the outstanding Preferred Stock— currently similar to debt securities—will be rendered essentially common stock, the $50 liquidation preference notwithstanding. Therefore, we cannot agree that the Proposed Amendments do not constitute a new offer of securities to existing Preferred Stockholders. Please register the transaction under the Securities Act in connection with this proxy solicitation or tell us the exemption from registration upon which you are relying.

Background, page 12

2.   We note your responses to comments 6 and 7 from our letter dated April 26, 2012.
      Please clarify how much cash and stock will be required to repay the Notes in February
      2015. For comparison purposes, disclose the total current amount of undeclared
      dividends in arrears for all outstanding shares of Preferred Stock.

3.   We note your response to comment 14 from our letter dated April 26, 2012. We note
      from page 16 you will proceed with shareholder votes on the Proposed Amendments if
      the court does not enjoin you from doing so even if, as of the voting date, no final
      judgment has been entered on your counterclaim or in the federal court case. Revise to
      explain the legal effects of holding the shareholder vote and filing the appropriate
      amendments to the Articles of Incorporation with the Secretary of State while the
      litigation is pending. Explain whether the Proposed Amendments will be effective upon
      filing or whether any special action is required by the Secretary of State because of the
      pending litigation. Also, explain the consequences of holding the vote and filing the
      amendments after winning on your counterclaim. Disclose what would happen if you did
      not receive a favorable ruling after holding the vote. We note you state you will review
      the findings not in your favor and evaluate whether any changes need to be made to the
      Proposed Amendments. Please disclose whether this means you would reverse any
      changes under the Proposed Amendments.

4.   We note your added disclosure on page 18 indicating that the Proposed Amendments
      would increase the ability of the Company and common stockholders to accomplish a
      going private transaction. Confirm through additional disclosure that management has no
      current plans to take the company private.

      Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special
      Counsel, at 202-551-3350; or me at 202-551-3810 with any questions.

                                                      Sincerely,

                                                      /s/ Carlos Pacho for

                                                      Larry Spirgel
                                                      Assistant Director

cc: Via E-mail
       James M. Dubin, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP